

February 29, 2012

<u>Via E-Mail</u>

Dan Brecher, Esq.
Scarinci & Hollenbeck, LLC
99 Park Avenue, 16th Floor
New York, NY 10016

> **Re:** **Media Sciences International, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed February 17, 2012**
> **File No. 5-54247**
> **Amendment No. 2 to Schedule 14A filed February 17, 2012**
> **File No. 1-16053**

Dear Mr. Brecher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

1. We note that you are planning to hold the annual meeting on March 8, 2012, which appears to contravene the dissemination requirement in Rule 13e-3(f)(1)(i). Please revise and confirm that you will comply with the dissemination requirement in Rule 13e-3(f)(1)(i).

Special Factors, page 5

2. Please briefly describe the nature of the Xerox litigation and the material terms of the settlement.

3. Please include a summary of the financial projections or forecasts and any valuations that were discussed or considered by the board.

Effects of Stock Split, page 9

4. We note that if the stock split proposal is not approved, you may decide to resubmit the proposal, purchase shares in the open market, or conduct a tender offer. Please confirm your understanding that each of these actions would constitute a step in a series of transactions which has a reasonable likelihood of producing a going private effect and would require the filing and dissemination of another Schedule 13E-3.

Proxy Card

5. Please revise your proxy card, which repeats the proposal to approve the plan of dissolution as the third and fifth proposals.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions